SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               AMENDMENT NO. 1 TO

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                                 FRIEDE GOLDMAN
                               INTERNATIONAL, INC.
                 --------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                 --------------------------------------------------------------
                         (Title of Class of Securities)

                                                      0003584301
                 --------------------------------------------------------------

                                 (CUSIP NUMBER)

                          CAMBRIDGE INVESTMENTS LIMITED
                              600 Montgomery Street
                                   43rd Floor
                         San Francisco, California 94111
                            Tel. No.: (415) 781-0866
                 --------------------------------------------------------------

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               - with copies to -

                           Michael G. Tannenbaum, Esq.
              Newman Tannenbaum Helpern Syracuse & Hirschtritt LLP
                          900 Third Avenue - 13th Floor
                            New York, New York 10022
                                 (212) 508-6700

                 --------------------------------------------------------------
                      December 8, 1997 and December 9, 1997
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4) check the following box [ ]

Check the following box if a fee is being paid with the statement [ ]

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Exchange

                                               Page 1 of 11 Pages

Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

                                               Page 2 of 11 Pages

-----------------------                       ---------------------------
CUSIP No. 0003584301              13D
------------------------                      ---------------------------
-------------------------------------------------------------------------------
                NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                Cambridge Investments Limited
-------------------------------------------------------------------------------
                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) |_|
                                                                      (b) |_|


-------------------------------------------------------------------------------
      3         SEC USE ONLY


-------------------------------------------------------------------------------
      4         SOURCE OF FUNDS*

                00
-------------------------------------------------------------------------------
      5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

-------------------------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION

                U.S.A.

-------------------------------------------------------------------------------
       NUMBER OF    7  SOLE VOTING POWER
       SHARES
       BENEFICIALLY    As of December 8, 1997, 1,193,220 shares of Common Stock
       OWNED BY        (See Item 5)
       EACH
       REPORTING       As of December 9, 1997, 1,163,920 shares of Common Stock
       PERSON WITH     (See Item 5)

-------------------------------------------------------------------------------

       8       SHARED VOTING POWER

               0
-------------------------------------------------------------------------------
      9       SOLE DISPOSITIVE POWER

              As  of   December   8,  1997, 1,193,220  shares  of  Common
              Stock (See Item 5)

              As of December 9, 1997, 1,163,920 shares of Common Stock (See Item 5)

-------------------------------------------------------------------------------
      10      SHARED DISPOSITIVE POWER

                                                            0
-------------------------------------------------------------------------------

     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                As of December 8, 1997,  1,193,220  shares of Common  Stock (See
                Item 5)

                As of December 9, 1997,  1,163,920  shares of Common  Stock (See
                Item 5)



                                               Page 3 of 11 Pages

-------------------------------------------------------------------------------
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                            |_|


-------------------------------------------------------------------------------
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                As of December 8, 1997, 5.07% of Common Stock  (See Item 5)
                As of December 9, 1997, 4.96% of Common Stock  (See Item 5)
-------------------------------------------------------------------------------
     14         TYPE OF REPORTING PERSON*

                IA
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                               Page 4 of 11 Pages

                                                   SCHEDULE 13D

                  This Amendment No. 1 to Schedule 13D is being filed on behalf of Cambridge Investments Limited, a California corporation ("Cambridge" or "CIL"), registered as an investment advisor in the State of California, regarding shares of Friede Goldman International, Inc. acquired on behalf of certain of its clients.

Item 1.           Security and Issuer

                  Securities acquired:  Common Stock, $.01 par value

                  Issuer: Friede Goldman International, Inc. 525 East Capitol Street
                                Suite 402
                                Jackson, Mississippi  39201

Item 2.           Identity and Background

                  There is no change in this section.

Item 3.           Source and Amount of Funds

                  As of December 8, 1997, Cambridge, through Cambridge Energy, L.P. ("CELP"), Cambridge Energy Fund International Ltd. ("CEF"), Cambridge Oil & Gas, L.P. ("COG"), Cambridge Oil & Gas International Fund, Ltd. ("COG Int'l), Palamundo LDC ("PAL"), Quantum Partners, LDC ("QUE") and Cambridge, (collectively, the "Funds"), has invested approximately $29,153,628.03 in Common Stock of the Issuer as described in Item 5 below. CELP, CEF, COG, COG Int'l, PAL, QUE and Cambridge have invested approximately $12,807,643.38, $9,735,050.77, $376,948.00, $1,360,367.13, $525,448.75, $3,923,475.88 and
$213,186.12, respectively. John R. Tozzi ("JRT"), the sole shareholder of CIL, may be deemed to have invested directly and indirectly approximately $211,508.00.

                  As of December 9, 1997, Cambridge, through Cambridge Energy, L.P. ("CELP"), Cambridge Energy Fund International Ltd. ("CEF"), Cambridge Oil & Gas, L.P. ("COG"), Cambridge Oil & Gas International Fund, Ltd. ("COG Int'l), Palamundo LDC ("PAL"), Quantum Partners, LDC ("QUE") and Cambridge, (collectively, the "Funds"), has invested approximately $29,153,628.03 in Common Stock of the Issuer as described in Item 5 below. CELP, CEF, COG, COG Int'l, PAL, QUE and Cambridge have invested approximately $12,699,572.18, $8,997,572.18, $376,948.00, $1,360,367.13, $525,448.75, $3,882,163.62 and
$213,186.12, respectively. John R. Tozzi ("JRT") may be deemed to have invested directly and indirectly approximately $211,508.00.






                                               Page 5 of 11 Pages

Item 4.           Purpose of the Transaction

                  There is no change in this section.

Item 5.           Interest in Securities of the Issuer

                  (a) As of December 8, 1997, Cambridge is the beneficial owner of 1,193,220 shares of Common Stock, or 5.07% of the shares outstanding. Of the 1,193,220 shares of Common Stock described above, (i) 414,154 are deemed beneficially owned by Cambridge in its capacity as investment advisor for the institutional account of CELP; (ii) 533,060 are deemed beneficially owned by Cambridge in its capacity as investment advisor for the institutional account of CEF; (iii) 13,000 are deemed beneficially owned by Cambridge in its capacity as investment advisor for the institutional account of COG; (iv) 58,700 are deemed beneficially owned by Cambridge in its capacity as investment advisor for the institutional account of COG Int'l; (v) 18,176 are deemed beneficially owned by Cambridge in its capacity as investment advisor for the managed account of PAL;
(vi) 135,810 are deemed beneficially owned by Cambridge in its capacity as investment advisor for the managed account of QUE; (vii) 10,200 are deemed beneficially owned by Cambridge in its capacity as investment advisor for its institutional account. John R. Tozzi ("JRT"), directly and indirectly, may be deemed the beneficial owner of 10,120 shares of Common Stock or, in the aggregate, .04% of the shares outstanding.

                  (b) As of December 9, 1997, Cambridge is the beneficial owner of 1,163,920 shares of Common Stock, or 4.96% of the shares outstanding. Of the 1,163,920 shares of Common Stock described above, (i) 411,254 are deemed beneficially owned by Cambridge in its capacity as investment advisor for the institutional account of CELP; (ii) 508,060 are deemed beneficially owned by Cambridge in its capacity as investment advisor for the institutional account of CEF; (iii) 13,000 are deemed beneficially owned by Cambridge in its capacity as investment advisor for the institutional account of COG; (iv) 58,700 are deemed beneficially owned by Cambridge in its capacity as investment advisor for the institutional account of COG Int'l; (v) 18,176 are deemed beneficially owned by Cambridge in its capacity as investment advisor for the managed account of PAL;
(vi) 134,410 are deemed beneficially owned by Cambridge in its capacity as investment advisor for the managed account of QUE; (vii) 10,200 are deemed beneficially owned by Cambridge in its capacity as investment advisor for its institutional account. John R. Tozzi ("JRT"), directly and indirectly, may be deemed the beneficial owner of 10,120 shares of Common Stock or, in the aggregate, .04% of the shares outstanding.

                  The number of shares beneficially owned by Cambridge, and the percentage of outstanding shares represented thereby, have been computed in accordance with Rule 13d-3 under the Exchange Act. The percentage of ownership of Cambridge on December 8, 1997 and December 9, 1997 is based on 24,405,046 outstanding shares of the Issuer's Common Stock as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended September 30, 1997.


                                               Page 6 of 11 Pages

                  (b) Cambridge has the sole power to vote and dispose of the shares of Common Stock held for the institutional accounts of the Funds mentioned above.

                  (c) The transactions in the Issuer's securities by Cambridge over the last sixty (60) days are listed in Annex A attached hereto and made a part hereof.

                  (d) The Funds, respectively, have the right to participate in the receipt of dividends, or proceeds from the sale of securities held on behalf of such funds.

                  (e)    Not Applicable.

Item 6.           Contracts, Arrangement, Understandings or Relationships with
                  Respect to
                  Securities of the Issuer

                  There is no change in this section.

Item 7.           Material to be Filed as Exhibits

                  There is no change in this section.

                                               Page 7 of 11 Pages

                                     ANNEX A

                                           FGII
--------------------------------------------------------------------------------------------
         DATE      ACCOUNT             TRANS                        SHARES           PRICE
                                       (A/D)                                         ($)
--------------------------------------------------------------------------------------------
         11/14/97  JRT                  D                             800            40.83
--------------------------------------------------------------------------------------------
         11/14/97  CIL                  D                           14300            40.83
--------------------------------------------------------------------------------------------
         11/14/97  JRT                  D                             800            40.83
--------------------------------------------------------------------------------------------
         11/14/97  PAL                  D                             300            40.83
--------------------------------------------------------------------------------------------
         11/14/97  PAL                  D                            1100            40.83
--------------------------------------------------------------------------------------------
         11/14/97  QUE                  D                            1400            40.83
--------------------------------------------------------------------------------------------
         11/14/97  QUE                  D                            6100            40.83
--------------------------------------------------------------------------------------------
         11/14/97  JRT                  D                             800            40.83
--------------------------------------------------------------------------------------------
         11/17/97  CEF                  D                            2700            42.08
--------------------------------------------------------------------------------------------
         11/17/97  CELP                 D                            1900            42.08
--------------------------------------------------------------------------------------------
         11/17/97  JRT                  D                           12500            42.09
--------------------------------------------------------------------------------------------
         11/17/97  QUE                  D                             400            42.05
--------------------------------------------------------------------------------------------
         11/18/97  JRT                  D                            6000            38.63
--------------------------------------------------------------------------------------------
         11/19/97  JRT                  D                             200            36.63
--------------------------------------------------------------------------------------------
         11/20/97  JRT                  A                            5000            35.63
--------------------------------------------------------------------------------------------
         11/20/97  JRT                  A                            2750            35.13
--------------------------------------------------------------------------------------------
         11/20/97  JRT                  D                            3000            36.63
--------------------------------------------------------------------------------------------
         11/20/97  JRT                  A                             750            35.13
--------------------------------------------------------------------------------------------
         11/20/97  JRT                  A                             750            35.13
--------------------------------------------------------------------------------------------
         11/20/97  JRT                  A                             750            35.13
--------------------------------------------------------------------------------------------
         11/21/97  JRT                  D                            2750            36.05
--------------------------------------------------------------------------------------------
         11/21/97  JRT                  D                            5000            36.05
--------------------------------------------------------------------------------------------
         11/21/97  JRT                  D                             750            36.05
--------------------------------------------------------------------------------------------
         11/21/97  JRT                  D                            2500            36.05
--------------------------------------------------------------------------------------------
         11/21/97  JRT                  D                             750            36.05
--------------------------------------------------------------------------------------------
         11/21/97  JRT                  D                             750            36.05
--------------------------------------------------------------------------------------------
         11/25/97  JRT                  D                            2000            32.19
--------------------------------------------------------------------------------------------
         11/25/97  CIL                  D                            5000            32.46
--------------------------------------------------------------------------------------------
         11/25/97  CIL                  D                            5000            32.89
--------------------------------------------------------------------------------------------
         11/25/97  JRT                  D                            5000            32.46
--------------------------------------------------------------------------------------------
         11/25/97  JRT                  D                            5000            32.89
--------------------------------------------------------------------------------------------
         11/26/97  CIL                  D                           12500           31.943
--------------------------------------------------------------------------------------------
         11/26/97  JRT                  D                           12500             31.9
--------------------------------------------------------------------------------------------
         11/28/97  CEF                  A                           12500            30.01
--------------------------------------------------------------------------------------------
         11/28/97  CELP                 A                           10000            30.01
--------------------------------------------------------------------------------------------
         11/28/97  CIL                  D                           25000               30
--------------------------------------------------------------------------------------------
         11/28/97  JRT                  D                             720            29.99
--------------------------------------------------------------------------------------------
         11/28/97  JRT                  D                             680            29.99
--------------------------------------------------------------------------------------------
         11/28/97  JRT                  D                            8600            29.99
--------------------------------------------------------------------------------------------
         11/28/97  QUE                  A                           10000            30.01
--------------------------------------------------------------------------------------------
         12/01/97  CIL                  D                            8460          28.7208


                                               Page 8 of 11 Pages



--------------------------------------------------------------------------------------------
         12/01/97  CIL                  D                            3540            28.26
--------------------------------------------------------------------------------------------
         12/01/97  CIL                  D                             760            28.26
--------------------------------------------------------------------------------------------
         12/01/97  CIL                  D                           10200            28.26
--------------------------------------------------------------------------------------------
         12/01/97  JRT                  D                            5000            28.26
--------------------------------------------------------------------------------------------
         12/01/97  JRT                  D                            5320            28.68
--------------------------------------------------------------------------------------------
         12/02/97  JRT                  D                             700               30
--------------------------------------------------------------------------------------------
         12/02/97  JRT                  D                             700               30
--------------------------------------------------------------------------------------------
         12/02/97  JRT                  D                             700               30
--------------------------------------------------------------------------------------------
         12/03/97  CEF                  D                           12500            33.38
--------------------------------------------------------------------------------------------
         12/03/97  CELP                 D                           10000            33.38
--------------------------------------------------------------------------------------------
         12/03/97  QUE                  D                           10000            33.38
--------------------------------------------------------------------------------------------
         12/04/97  JRT                  D                             720            36.93
--------------------------------------------------------------------------------------------
         12/04/97  JRT                  D                            3720            36.14
--------------------------------------------------------------------------------------------
         12/04/97  JRT                  D                            1600            36.93
--------------------------------------------------------------------------------------------
         12/04/97  JRT                  D                            4280            36.93
--------------------------------------------------------------------------------------------
         12/04/97  JRT                  D                            3600            36.93
--------------------------------------------------------------------------------------------
         12/04/97  JRT                  D                            1400            36.93
--------------------------------------------------------------------------------------------
         12/04/97  CIL                  D                            3000          36.1813
--------------------------------------------------------------------------------------------
         12/04/97  CIL                  D                           11800            36.93
--------------------------------------------------------------------------------------------
         12/04/97  JRT                  D                            3280            36.14
--------------------------------------------------------------------------------------------
         12/04/97  JRT                  D                           11600            36.93
--------------------------------------------------------------------------------------------
         12/05/97  CEF                  D                            6840            35.46
--------------------------------------------------------------------------------------------
         12/05/97  CEF                  D                            7000            35.31
--------------------------------------------------------------------------------------------
         12/05/97  CEF                  D                            1900            35.46
--------------------------------------------------------------------------------------------
         12/05/97  CELP                 D                            5506            35.46
--------------------------------------------------------------------------------------------
         12/05/97  CELP                 D                            5000            35.31
--------------------------------------------------------------------------------------------
         12/05/97  JRT                  D                            9400            35.46
--------------------------------------------------------------------------------------------
         12/05/97  JRT                  D                            1000             35.3
--------------------------------------------------------------------------------------------
         12/05/97  PAL                  D                            1904            35.46
--------------------------------------------------------------------------------------------
         12/05/97  QUE                  D                            1950            35.46
--------------------------------------------------------------------------------------------
         12/05/97  QUE                  D                            1000             35.3
--------------------------------------------------------------------------------------------
         12/08/97  CEF                  D                           34800            36.58
--------------------------------------------------------------------------------------------
         12/08/97  CELP                 D                            7300            36.58
--------------------------------------------------------------------------------------------
         12/08/97  QUE                  D                            2700            36.58
--------------------------------------------------------------------------------------------
         12/09/97  CEF                  D                           25000            35.09
--------------------------------------------------------------------------------------------
         12/09/97  CELP                 D                            2900            35.09
--------------------------------------------------------------------------------------------
         12/09/97  QUE                  D                            1400            35.09
--------------------------------------------------------------------------------------------
         12/10/97  CEF                  D                           19000            34.03
--------------------------------------------------------------------------------------------
         12/10/97  CEF                  D                           12000            33.91
--------------------------------------------------------------------------------------------
         12/10/97  CELP                 D                            1500            33.91
--------------------------------------------------------------------------------------------
         12/10/97  CELP                 D                            2300            34.03
--------------------------------------------------------------------------------------------
         12/10/97  QUE                  D                             500            33.91


                                               Page 9 of 11 Pages


--------------------------------------------------------------------------------------------
         12/10/97  QUE                  D                            2200            34.03
--------------------------------------------------------------------------------------------
         12/11/97  CEF                  D                           55000            32.40
--------------------------------------------------------------------------------------------
         12/11/97  CIL                  D                            5000          32.4019
--------------------------------------------------------------------------------------------
         12/11/97  JRT                  D                            5000             32.4
--------------------------------------------------------------------------------------------
         12/12/97  CEF                  D                           19680            31.67
--------------------------------------------------------------------------------------------
         12/12/97  CEF                  D                           20000            32.75
--------------------------------------------------------------------------------------------
         12/12/97  CIL                  D                            5200          31.6667
--------------------------------------------------------------------------------------------
         12/12/97  JRT                  D                            5120            31.67
--------------------------------------------------------------------------------------------
         12/15/97  CEF                  D                            5980            28.85
--------------------------------------------------------------------------------------------
         12/15/97  CEF                  D                           42500            28.99
--------------------------------------------------------------------------------------------
         12/15/97  CEF                  D                            6920            28.85
--------------------------------------------------------------------------------------------
         12/15/97  CEF                  D                            8000            28.99
--------------------------------------------------------------------------------------------
         12/15/97  CEF                  D                            3700            29.08
--------------------------------------------------------------------------------------------
         12/15/97  CEF                  D                           23920            29.08
--------------------------------------------------------------------------------------------
         12/15/97  CEF                  D                           17880            29.08
--------------------------------------------------------------------------------------------
         12/15/97  CELP                 D                           12000            28.99
--------------------------------------------------------------------------------------------
         12/15/97  COG                  A                            4100               29
--------------------------------------------------------------------------------------------
         12/15/97  COGI                 A                            3900               29
--------------------------------------------------------------------------------------------
         12/15/97  QUE                  D                            7000            28.99
--------------------------------------------------------------------------------------------
         12/16/97  CEF                  D                           24020            30.65
--------------------------------------------------------------------------------------------
         12/16/97  CEF                  D                            5980            30.65
--------------------------------------------------------------------------------------------
         12/16/97  CEF                  D                           10080            30.36
--------------------------------------------------------------------------------------------
         12/16/97  CEF                  D                              20            30.36
--------------------------------------------------------------------------------------------
         12/17/97  COG                  A                           32600             32.5
--------------------------------------------------------------------------------------------
         12/17/97  COGI                 D                           12000             32.5
--------------------------------------------------------------------------------------------
         12/17/97  PAL                  D                            3600            32.48
--------------------------------------------------------------------------------------------
         12/17/97  QUE                  D                           17000            32.49
============================================================================================



                                               Page 10 of 11 Pages

Signatures

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  January 16, 1998


                                              CAMBRIDGE INVESTMENTS LIMITED


                                               By: /S/ Jocelyn E. Weingart,
                                                     Vice President


                                               Page 11 of 11 Pages